[Kirkland & Ellis LLP Letterhead]

December 19, 2005

Via EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attention:Mr. Michael Pressman Division of Corporate Finance

Re:	Net2Phone, Inc. Schedule 14D-9 filed November 25, 2005 File No. 5-56655

Dear Mr. Pressman:

We have received the comment letter of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 2, 2005 regarding the filing noted above (the “Schedule 14D-9”). Concurrently with transmitting this letter to you, the Company is filing with the Commission Amendment No. 1 to the Schedule 14D-9 (the “14D-9 Amendment”).

Set forth below are the Staff’s comments, indicated in bold, together with responses thereto by the Independent Committee of the Board of Directors (the “Independent Committee”) of Net2Phone, Inc. (the “Company”) on behalf of the Company.

Schedule TO/13E

1.	Disclose the dollar value to be received by officers and directors as a result of any change in control or similar agreement both individually and as a group as a result of the transaction.

We have revised the disclosure in response to the Staff’s comment. Please see Item 3 on page 7 to page 8 of the 14D-9 Amendment.

2.	Please revise your disclaimer of responsibility for information contained in your document that has been furnished by IDT. While you may include appropriate language about the limits on the reliability of the information, you may not disclaim responsibility for its accuracy.

We have revised the disclosure in response to the Staff’s comment. Please see Item 2 on page 4 of the 14D-9 Amendment.

Factors Considered by the Independent Committee

3.	This section indicates that the board, in determining whether or not to approve the offer, has considered certain factors. Item 4 of Schedule 14D-9 and Item 1012(b) of Regulation M-A requires that reasons be cited to explain the board’s position. Please revise this section to clarify how the enumerated factors are in fact reasons that support the board’s decision to make no recommendation to security holders.

We have revised the disclosure in response to the Staff’s comment. Please see Item 4 on page 40 to page 45 of the 14D-9 Amendment.

4.	In addition, please expand the “factors” to explain how and whether they support the decision to make no recommendation. Vague statements of topics are not sufficient. Instead, briefly explain what the board analyzed in relation to the market conditions, industry trends, etc., and how this information contributed to its decision.

We have revised the disclosure in response to the Staff’s comment. Please see Item 4 on page 40 to page 45 of the 14D-9 Amendment.

* * * *

As requested by the Staff, on behalf of the Company, the Independent Committee acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to the Staff’s comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact me at 212-446-4973 or my partner, Stephen Fraidin, at 212-446-4840.

Sincerely,

/s/ Andrew Nagel Andrew Nagel

cc:	James R. Mellor Chairman, Independent Committee of the Board of Directors Net2Phone, Inc.